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SEC FILE NUMBER
001-15849

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	September 30, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Santander BanCorp

Full Name of Registrant
N/A

Former Name if Applicable
207 Ponce de León Avenue

Address of Principal Executive Office (Street and Number)
San Juan, Puerto Rico 00917

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Santander BanCorp (the “Corporation”) was not able to timely file its quarterly report on Form 10-Q for the quarter ended September 30, 2007 (the “Third Quarter 10-Q”) as a result of delays in the completion of the Corporation’s unaudited financial statements to be included in the Third Quarter 10-Q. Specifically, the delays are due to the Company’s previously announced decision to test for impairment the goodwill and other intangibles of its consumer finance segment as of July 1, 2007, a quarter in advance of the scheduled annual impairment test. The Corporation has completed the first step of the impairment test and determined that the carrying amount of the reporting unit exceeds its fair value, thereby requiring performance of the second step of the impairment test to calculate the amount of the impairment. The Corporation, with the assistance of an independent valuation firm, has commenced the second step of the impairment test and expects the resulting valuation report to be completed during the fourth quarter of 2007. However, because an impairment loss is probable and can be reasonably estimated, the Corporation has, in accordance with Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets,” recorded preliminary estimated non-cash impairment charges of approximately $34.3 million and $5.4 million, as of September 30, 2007, which have been recorded as reductions to goodwill and trade name, respectively. These adjustments will be reflected in the Corporation’s unaudited financial statements to be included in the Third Quarter 10-Q. The Corporation expects that it will file the Third Quarter 10-Q on or before November 14, 2007.
The Corporation may revise these estimates, during the fourth quarter of 2007, if required, upon the completion of the valuation report, which will include additional procedures for determining the fair value of the consumer finance segment’s assets and liabilities.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

María Calero	787	777-4437
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Considering impairment charges described in Part III above, results of operations for the third quarter ended September 30, 2007 will reflect a net loss of approximately $50.1 million or $1.07 per share, compared to a net income of $8.7 million or $0.19 per share for the same period in 2006. For the nine month-period ended September 30, 2007 results of operations will reflect a net loss of approximately $34.3 million or $0.73 per share compared to net income of $33.1 million or $0.71 per share for the same period in 2006.

This Notification of Late Filing on Form 12b-25 contains forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, relating to the Corporation’s preliminary estimate of the impairment charges and the Corporation’s expectation that it will file its Form 10-K on or before November 14, 2007. These forward-looking statements involve a number of risks and uncertainties. Except as required by applicable law or regulation, the Corporation undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

Santander BanCorp
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 12, 2007	By	/s/ María Calero

María Calero
Chief Accounting Officer